As filed with the Securities and Exchange Commission on January 28, 2010
Securities Act File No. 333-120945 Investment Company Act File No. 811-21458

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
__________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
Man-Glenwood Lexington TEI, LLC (Name of Issuer)
Man-Glenwood Lexington TEI, LLC (Names of Person(s) Filing Statement)
Units of Interest, Par Value $0.01 (Title of Class of Securities)
56164R 10 4 (Class A Shares) 56164R 20 3 (Class I Shares) (CUSIP Number of Class of Securities)
Kirsten Ganschow, Esq.
Man-Glenwood Lexington TEI, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL  60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950

CALCULATION OF FILING FEE
Transaction Valuation: $11,500,000 *		Amount of Filing Fee: $819.95**
*	Calculated at the aggregate maximum purchase price to be paid for Units in the offer.
**	Calculated at $71.30 per $1,000,000.00 of the Transaction Valuation.
| |
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	| |	third-party tender offer subject to Rule 14d-1.
	|X|	issuer tender offer subject to Rule 13e-4.
	| |	going-private transaction subject to Rule 13e-3.
	| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1.  Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)           The name of the issuer is Man-Glenwood Lexington TEI, LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a “feeder” fund that invests its assets in Man-Glenwood Lexington Associates Portfolio, LLC (the “Portfolio Company”). The Portfolio Company has the same investment objective as the Fund. All portfolio investments for the Fund are made at the Portfolio Company level.  This structure is sometimes called a “master/feeder” structure.  The Portfolio Company is simultaneously tendering for its own interests.  The principal executive offices of the Fund are located at 123 North Wacker Drive, 28th Floor, Chicago, IL 60606, (312) 881-6500.

(b)           The title of the securities being sought is units of limited liability company interests (“Units”). As of December 31, 2009 there were approximately 491,739.868 Class A Units and 21,108.955 Class I Units issued and outstanding.

(c)           The Units are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a)           The Fund is tendering for its own Units. The Portfolio Company will repurchase interests in the Portfolio Company equivalent in value to the value of the Units tendered to the Fund by its members consistent with the terms of the offer and to the Portfolio Company’s unregistered feeder fund (the Portfolio Company’s predecessor) by its investors.  The information required by this Item is set forth in Item 2(a) above.

(b)-(d)     Not applicable.

Item 4. Terms of the Transaction.

(a)(1)

(i)           The Fund is seeking tenders for Units having an aggregate net asset value on March 31, 2010 not to exceed $11,500,000 (the “Offer”).

(ii)           For each Unit tendered, the security holder will receive a cash amount equal to the net asset value per Unit (the “NAV”) calculated on March 31, 2010, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2010 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase.  A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)           The Offer is scheduled to expire on February 26, 2010, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)           Not applicable.

(v)           Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)           Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)           Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)           Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)           Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)           Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)           Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)           Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)       Not applicable.

(b)           The Fund does not expect any managers, officers or affiliates of the Fund or the Portfolio Company to tender Units pursuant to the Offer.  The Fund does not expect any affiliates of the Fund or the Portfolio Company to tender to the Portfolio Company, through the Portfolio Company’s unregistered feeder fund, in response to the Portfolio Company’s repurchase offer to which the Offer is related.  As set forth in the Fund’s Prospectus, the predecessor to the Portfolio Company contributed its assets to the Portfolio Company.  Interests reflecting a beneficial interest of those assets indirectly through the Portfolio Company are held by an unregistered feeder fund in which affiliates of the Fund or the Portfolio Company own interests.  The Portfolio Company’s repurchase offer is available equally to the Fund and the unregistered feeder fund on the same terms.

(c)-(f)       Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)       Not applicable.

(e)           The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Portfolio Company, any of the Fund’s or the Portfolio Company’s executive officers or directors, any person controlling the Fund or the Portfolio Company or any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company and any person with respect to any securities of the Fund or the Portfolio Company (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)           Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)           Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Units. The Fund is a “feeder” fund that invests its assets in the Portfolio Company. The Portfolio Company has the same investment objective as the Fund. All investments will be made at the Portfolio Company level. This structure is sometimes called a “master/feeder” structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Portfolio Company; (2) a purchase, sale or transfer of a material amount of assets of the Portfolio Company; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Portfolio Company’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Portfolio Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Portfolio Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Portfolio Company’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Portfolio Company or the disposition of securities of the Fund or the Portfolio Company other than as described above and in the Fund’s prospectus; or (10) any changes in the Fund’s or the Portfolio Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Portfolio Company.

Item 7.   Source and Amount of Funds or Other Considerations.

(a)-(d)    Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a)           Neither the Fund nor the Portfolio Company holds any Units in treasury.

(b)           Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth in Section 8, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Portfolio Company, any executive officer or manager of the Fund or the Portfolio Company, any person controlling the Fund or the Portfolio Company, any executive officer or director of any corporation ultimately in control of the Fund or the Portfolio Company or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Units, the Fund has sold approximately 7,962.987 Class A Units of interest at a price equal to the NAV on the date of each such sale.  The Portfolio Company issues interests to the Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of Units of the Fund sold to the public. Within the past 60 business days, the Portfolio Company has issued to the Fund approximately $818,330.00 in the aggregate amount of interests.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a)           No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)           Not applicable.

Item 10.  Financial Statements.

(a)           The Fund’s financial information for the period ended March 31, 2009 and the Portfolio Company’s financial information for the period ended March 31, 2009 have been audited by Deloitte & Touche LLP, and are incorporated herein by reference to the reports filed with the SEC on June 5, 2009 for the Fund and the Portfolio Company (File numbers 811-21173 and 811-21285, respectively).  Copies of the Fund’s and the Portfolio Company’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund or the Portfolio Company at (414) 299-2000.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           (1)           None

(2)           None

(3)           Not Applicable.

(4)           Not Applicable.

(5)           None

(b)           The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.  Exhibits.

(a)           (1)           (i)           Offer to Purchase.

(ii)           Form of Letter of Transmittal.

(iii)           Letter to Members.

(2)-(4)      Not applicable.

(5)	(i)	Audited Financial Statements of Man-Glenwood Lexington TEI, LLC for the
fiscal year ended March 31, 2009.*

(ii)	Audited Financial Statements of Man-Glenwood Lexington Associates Portfolio,
LLC for the fiscal year ended March 31, 2009.*

(b)           Not applicable.

(d)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

* Incorporated by reference to each of the Fund’s and the Portfolio Company’s Annual Reports for the fiscal year ended March 31, 2009 on Form N-CSR, each as filed with the Securities and Exchange Commission on June 5, 2009.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington TEI, LLC
By: /s/John B. Rowsell John B. Rowsell President
January 28, 2010

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Members.